Exhibit 99.1

For Immediate Release

West Fraser Releases 2025 Sustainability Report

VANCOUVER, B.C., June 3, 2026 – Today, West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) released its 2025 Sustainability Report. The report highlights the Company’s sustainability performance across a variety of environmental, social and governance goals and disclosed targets.

“Our 2025 Sustainability Report, Building Foundations for the Future, reflects our commitment to transparency and responsible operations, highlighting the progress we are making while identifying priority areas for further action to enhance our ability to succeed in a rapidly changing world,” said Sean McLaren, President and CEO. “As we look ahead, we will continue embedding sustainability into every part of our company — improving performance, reducing risk and creating value for everyone who depends on West Fraser.”

2025 key achievements highlighted in the report include:

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Telling the Complete Carbon Story: We continued advancing our understanding of the full climate impact of our forests and products, and in 2025 added a new dimension: the potential avoided emissions when our wood products are used in place of more carbon-intensive materials like steel and concrete. We also generated $13.3 million in carbon credit sales from our regulatory compliance operations in carbon markets, demonstrating how climate action can align with financial performance.

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Delivering on Our Climate Targets and Decarbonizing Operations: We continued delivering against our Science Based Target initiative (SBTi)-validated emissions reduction targets, achieving a 25% reduction in absolute Scope 1 and 2 emissions (from our 2019 baseline) and a 20% reduction in Scope 3 emissions (from our 2020 baseline) by the end of 2025, keeping us on track toward our 2030 goals. Additionally, 78% of our global energy use came from biogenic and renewable sources.

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Highlighting Biodiversity: We published our first Taskforce on Nature-related Financial Disclosures (TNFD) report focusing on our Alberta operations, working in partnership with the National Council for Air and Stream Improvements (NCASI) and with funding from the Forest Resource Improvement Association of Alberta (FRIAA). In 2025, West Fraser released its Biodiversity Policy and the Biodiversity Community of Excellence began providing governance and strategic direction across its five pillars of biodiversity stewardship.

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Partnering with Indigenous Nations: A key milestone in 2025 was the finalization of a long-term fibre supply agreement with Lake Babine Nation Forestry for our Smithers, B.C. lumber mill, establishing a new model for collaborative forest stewardship in the province.

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Supporting Our People and Earning Recognition as a Top Employer: West Fraser was named one of Canada’s Top 100 Employers for the thirteenth consecutive year and earned Mental Health America’s Bell Seal for Workplace Mental Health certification, recognizing our commitment to employee wellbeing.

For more information on sustainability at West Fraser and to read the 2025 sustainability report, please visit https://www.westfraser.com/sustainability/sustainability-reporting.

About West Fraser

West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), northern bleached softwood kraft pulp, paper, wood chips, and other residuals. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit www.westfraser.com.

Forward-Looking Statements

This news release contains statements and information that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward -looking statements”) within the meaning of applicable Canadian and United States securities laws. Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would”, and “could”, to identify these forward-looking statements. These forward-looking statements include, among other things, our potential to avoid emissions through the use of wood products, our goal to achieve our scope 1, 2 and 3 GHG reduction targets by 2030, validated by SBTi and our plans, pathways and estimated progress to achieve such reduction targets and our ability to embed sustainability into every part of our company and the achievement of benefits and outcomes flowing therefrom. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including the expectations and assumptions concerning the implementation, performance and effectiveness of technology needed to achieve our sustainability goals and priorities, including our SBTi target, our access to sufficient capital and resources to undertake such projects and plans, the laws and regulations which will apply to our business, our ability to attract and retain skilled employees to implement our goals, targets and plans, environmental compliance costs generally, and assumptions regarding the development of our business generally, uncertainties, risks and assumptions concerning our quantification of GHG and biogenic carbon quantification and the methodologies and data on which they rely, risks associated with climate change and the environment, risks associated with permitting and the timeline to achieve such permitting to meet our operational goals, operational problems, changes in laws and governmental regulations, including the evolution of forest policy and stewardship, environmental compliance challenges, costs of compliance with environmental and other laws and regulation, risks relating to the development and use of new technology or lack of appropriate technologies needed to advance our goals, including the ability to implement our operational excellence and modernization strategies, our scope 2 strategy focused on increasing energy efficiency, reducing consumption and decarbonizing grid power, competition for labour and services and related shortages, natural disasters and adverse weather conditions, uncertainties, risks and assumptions concerning our TNFD report and the methodologies and data on which it relies, general business and economic conditions and the future operation and financial performance of the Company generally. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2025, each dated February 11, 2026, as updated in our quarterly reports from time to time and other documents, available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements. There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Anil Aggarwala

Director, Treasurer and Investor Relations

Tel. (604) 245-9718

shareholder@westfraser.com